UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Rigetti Computing, Inc,

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76655K 103

(CUSIP Number)

Chad Rigetti

c/o Rigetti Computing, Inc.

775 Heinz Avenue

Berkeley, CA 94710

(510) 210-5550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76655K 103

1.	Names of Reporting Persons. Chad Rigetti
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,035,552(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,035,552(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,035,552(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 2,890,639 shares of Common Stock issuable upon the exercise or settlement of options or restricted stock unit awards which are exercisable or vest within 60 days.
(2)	This percentage is calculated based upon 113,810,285 shares of common stock outstanding as of March 2, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022.

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Rigetti Computing, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 775 Heinz Avenue, Berkeley, CA 94710.

Item 2.	Identity and Background

(a)	Chad Rigetti

(b)	The business address of the Reporting Person is c/o Rigetti Computing, Inc.,775 Heinz Avenue, Berkeley, CA 94710.

(c)	The Reporting Person is the Chief Executive Officer and Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired these shares of Common Stock pursuant to that certain Agreement and Plan of Merger, dated as of October 6, 2021 (as amended on December 23, 2021 and January 11, 2022, the “Merger Agreement”), by and among  Supernova Partners Acquisition Company II, Ltd. (“Supernova” and, after the Domestication as described below, the “Issuer”), Supernova Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Supernova (“First Merger Sub”), Supernova Romeo Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Supernova (“Second Merger Sub”) and Rigetti Holdings, Inc., a Delaware corporation (“Legacy Rigetti”).

On March 2, 2022 (the “Closing Date”), as contemplated in the Merger, the Issuer consummated the merger transactions contemplated by the Merger Agreement, following the change in jurisdiction by Supernova from the Cayman Islands to Delaware on March 1, 2022 (the “Domestication”), whereby (i) First Merger Sub merged with and into Legacy Rigetti, the separate corporate existence of First Merger Sub ceasing and Legacy Rigetti being the surviving corporation (the “Surviving Corporation” and, such merger, the “First Merger”) and (ii) immediately following the First Merger, the Surviving Corporation merged with and into the Second Merger Sub, with the separate corporate existence of the Surviving Corporation ceasing and the Second Merger Sub being the surviving entity and changing its name to “Rigetti Intermediate LLC” (such merger transaction together with the First Merger, the Domestication and other transaction contemplated by the Merger Agreement, the “Business Combination”). The closing of the Business Combination is herein referred to as “the Closing.”

As a result of the First Merger, among other things, (1) all outstanding shares of Legacy Rigetti Common Stock as of immediately prior to the Closing (including Legacy Rigetti Common Stock resulting from the Legacy Rigetti Preferred Stock Conversion), were exchanged at an exchange ratio of 0.786989052873439 (the “Exchange Ratio”) for an aggregate of 78,959,579 shares of Common Stock, (2) each option to purchase Legacy Rigetti Common Stock converted into an option to purchase shares of Common Stock (“Rigetti Assumed Option”), with each Rigetti Assumed Option subject to the same terms and conditions as were applicable to the original Legacy Rigetti option and with an exercise price and number of shares of Common Stock purchasable based on the Exchange Ratio and other terms contained in the Merger Agreement and (3) each Legacy Rigetti restricted stock unit award converted into a restricted stock unit award to receive shares of Common Stock (“Rigetti Assumed RSU Award”), with each Rigetti Assumed RSU Award subject to the same terms and conditions as were applicable to the original Legacy Rigetti restricted stock unit award, and with the number of shares of Common Stock to which the Rigetti Assumed RSU Award based on the Exchange Ratio and other terms contained in the Merger Agreement.

Item 4.	Purpose of Transaction

The Reporting Person has acquired, and holds, the shares of Common Stock in connection with his position as Chief Executive Officer of the Issuer. From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Issuer Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options or restricted stock units currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of Issuer Common Stock, options to purchase shares of Issuer Common Stock, and restricted stock units for Issuer Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 7,035,552 shares of Common Stock of the Issuer, which represents 6.0% of the Issuer’s Common Stock outstanding as of March 2, 2022, based on 113,810,285 shares of the Common Stock outstanding as reported the Issuer’s Current Report on Form 8-K filed with the SEC on March 7, 2022.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Employment Agreement

In February 2022, Legacy Rigetti entered into an employment agreement (the “Employment Agreement”) with the Reporting Person which became effective on the Closing Date. Pursuant to the Employment Agreement, the Reporting Person will receive an annual base salary of $446,000 and will be eligible (i) to participate in the Issuer’s benefit plans and (ii) for an annual discretionary cash bonus. In connection with the closing of the Business Combination, the Reporting Person received a cash bonus of $400,000, in recognition of Reporting Person’s contributions to the Issuer.

In addition, pursuant to the terms of the Employment Agreement, and subject  to the approval of the board of directors or the Compensation Committee of the board of directors of the Issuer (“Compensation Committee”), on the effective date of the Issuer’s first filing of an S-8 registration statement with the U.S. Securities and Exchange Commission that occurs following the Closing Date, the Issuer will grant the Person restricted stock units to acquire 2,857,444 shares of Common Stock (the “Initial RSU Award”). To be eligible for the Initial RSU Award, the Reporting Person must still be employed by the Issuer when the Board or the Compensation Committee grants the Initial RSU Award. The Initial RSU Award will be subject to the terms and conditions of that certain 2022 Equity Incentive Plan (the “Plan”) and a restricted stock unit award agreement in a form approved by the Issuer. The Initial RSU Award will vest in accordance with the following schedule: (i) 50% of the total number of Initial RSU Awards will vest in substantially equal installments (rounded down, except for the final scheduled vesting installment) at the end of each month following the vesting commencement date over a period of 12 months and (ii) the remaining 50% of the total number of Initial RSU Awards will vest in in substantially equal installments (rounded down, except for the final scheduled vesting installment) at the end of each month following the vesting commencement date over a period of four years,with prongs (i) and (ii) occurring concurrently, such that, at the end of the 12-month period immediately following the vesting commencement date, 62.5% of the total number of Initial RSU Awards will have vested (subject to the Reporting Person’s Continuous Service (as defined in the Plan) on such vesting date). In the event of a Change in Control (as defined in the Plan), 100% of the then unvested shares subject to the Initial RSU Award shall vest immediately prior to the consummation of the Change in Control, subject to Reporting Person’s Continuous Service through such date. In the event that Reporting Person is terminated for Cause, as defined below, the Initial RSU Award will cease to vest as of the date of termination and the Reporting Person will have no further right, title or interest in the Initial RSU Award.

Bylaws

Under the Bylaws, holders of Issuer Common Stock issued as part of the merger consideration will be subject to lock-up restrictions beginning on the date of Closing and ending on the date that is the earlier of (i) six months after the Closing, (ii) the date on which the closing price of Issuer Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 90 days following the Closing, and (iii) the date on which the Issuer consummates a sale, merger, liquidation, exchange offer or other similar transaction after the Closing Date that results in the Issuer’s stockholders having beneficial ownership of less than 50% of the outstanding voting securities of the combined company which results in its stockholders having the right to exchange their shares for cash, securities or other property having a value that equals or exceeds $12.00 per share.

Support Agreement

On October 6, 2021, certain stockholders of Legacy Rigetti, Supernova and the Issuer, including the Reporting Person, entered into the Support Agreements (collectively, the “Support Agreements”), pursuant to which such stockholders and the Issuer agreed to take all necessary action so that upon the consummation of the Business Combination.

Registration Rights Agreement

On March 2, 2022, certain stockholders of Legacy Rigetti and the Issuer, including the Reporting Person (together, the “Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed that, within 30 calendar days after the Closing Date, the Issuer will file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Holders (the “Resale Registration Statement”), and the Issuer shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the holders party to the Amended and Restated Registration Rights Agreement can request to sell in an underwritten offering that is registered pursuant to a Shelf available at such time (an “Underwritten Shelf Takedown”), subject to the terms and conditions of the Registration Rights Agreement.

The foregoing descriptions of the Employment Agreement, Bylaws, Support Agreements and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Incorporated by Reference
Description	Schedule / Form	File No.	Exhibit	Filing Date

A.	Amended & Restated Employment Agreement, dated February 2, 2022, between Rigetti Holdings, Inc. and Chad Rigetti.	S-4	333-260692	10.24	February 8, 2022
B.	Bylaws of Rigetti Computing	8-K	001-40140	3.2	March 7, 2022
C.	Rigetti Holders Support Agreement, dated as of October 6, 2021, by and among Supernova Partners Acquisition Company II, Ltd., Rigetti Holdings, Inc. and certain other parties thereto.	8-K	001-40140	10.4	October 6, 2021
D.	Amended and Restated Registration Rights Agreement	8-K	001-40140	10.1	March 7, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2022

/s/ Chad Rigetti
CHAD RIGETTI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)